Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

2018 ANNUAL RESULTS

The board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) hereby announces the audited results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2018 together with the comparative figures for 2017 which have been derived from the Group’s audited consolidated financial statements for the year ended 31 December 2018.

FINANCIAL RESULTS

A.	PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”)

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2018

	Note	2018 RMB million	2017 RMB million (Note)
Operating revenue
Traffic revenue		138,064	121,873
Other operating revenue		5,559	5,933

Total operating revenue	4	143,623	127,806

Operating expenses
Flight operation expenses	5	76,216	62,978
Maintenance expenses		12,704	11,877
Aircraft and transportation service expenses		24,379	22,935
Promotion and selling expenses		7,036	6,881
General and administrative expenses		3,770	3,391
Depreciation and amortisation	6	14,308	13,162
Impairment on property, plant and equipment		—	324
Others		1,829	1,550

Total operating expenses		140,242	123,098

Other net income	7	5,438	4,448

Operating profit		8,819	9,156

	Note	2018 RMB million	2017 RMB million (Note)
Interest income		125	89
Interest expense	8	(3,202)	(2,747)
Share of associates’ results		263	431
Share of joint ventures’ results		200	99
Exchange (loss)/gain, net	9	(1,853)	1,801
Changes in fair value of financial instruments		12	(64)
Remeasurement of the originally held equity interests in a joint venture		—	109

Profit before income tax		4,364	8,874
Income tax	10	(1,000)	(1,976)

Profit for the year		3,364	6,898

Profit attributable to:
Equity shareholders of the Company		2,895	5,961
Non-controlling interests		469	937

Profit for the year		3,364	6,898

Earnings per share
Basic and diluted	12	RMB0.27	RMB0.60

Note:	The Group has initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See Note 3.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2018

	2018 RMB million	2017 RMB million (Note)
Profit for the year	3,364	6,898

Other comprehensive income:
Items that will not be reclassified to profit or loss
– Equity investments at fair value through other comprehensive income – net movement in fair value reserve (non-recycling)	319	—
– Share of other comprehensive income of associates	(4)	—
– Deferred tax relating to above items	(80)	—

Items that may be reclassified subsequently to profit or loss
– Cash flow hedge: fair value movement of derivative financial instruments	29	25
– Fair value movement of available-for-sale financial assets (recycling)	—	123
– Share of other comprehensive income of associates	—	2
– Differences resulting from the translation of foreign currency financial statements	(2)	—
– Deferred tax relating to above items	(7)	(37)

Other comprehensive income for the year	255	113

Total comprehensive income for the year	3,619	7,011

Total comprehensive income attributable to:
Equity shareholders of the Company	3,048	6,028
Non-controlling interests	571	983

Total comprehensive income for the year	3,619	7,011

Note:	The Group has initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See Note 3.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 December 2018

	Note	31 December 2018 RMB million	31 December 2017 RMB million (Note)
Non-current assets
Property, plant and equipment, net		170,692	158,926
Construction in progress	13	37,791	30,233
Lease prepayments		2,970	2,923
Goodwill		237	237
Interest in associates		3,181	3,031
Interest in joint ventures		2,812	1,015
Other investments in equity securities		—	103
Aircraft lease deposits		594	642
Available-for-sale financial assets		—	622
Other equity instrument investments		1,080	—
Other non-current financial assets		103	—
Derivative financial instruments		75	46
Deferred tax assets		1,566	1,662
Other assets		1,776	1,394

		222,877	200,834

Current assets
Inventories		1,699	1,622
Trade receivables	14	2,901	2,675
Other receivables	15	8,015	5,232
Cash and cash equivalents		6,928	6,826
Restricted bank deposits		116	111
Prepaid expenses and other current assets		3,659	1,334
Other financial assets		440	—
Assets held for sale		224	8
Amounts due from related companies		90	76

		24,072	17,884

Current liabilities
Derivative financial liabilities		44	64
Borrowings		38,741	27,568
Current portion of obligations under finance leases		9,555	8,341
Trade payables	16	2,309	2,125
Contract liabilities		1,693	—
Sales in advance of carriage		8,594	7,853
Deferred revenue		—	1,502
Current income tax		369	919
Amounts due to related companies		127	101
Accrued expenses		15,682	15,370
Other liabilities		6,573	5,734

		83,687	69,577

	31 December 2018 RMB million	31 December 2017 RMB million (Note)
Net current liabilities	(59,615)	(51,693)

Total assets less current liabilities	163,262	149,141

Non-current liabilities
Borrowings	15,676	20,719
Obligations under finance leases	62,666	59,583
Deferred revenue	—	1,849
Other non-current liabilities	2,036	—
Provision for major overhauls	2,831	2,808
Provision for early retirement benefits	2	3
Deferred benefits and gains	906	1,053
Deferred tax liabilities	676	583

	84,793	86,598

Net assets	78,469	62,543

Capital and reserves
Share capital	12,267	10,088
Reserves	52,990	39,848

Total equity attributable to equity shareholders of the Company	65,257	49,936
Non-controlling interests	13,212	12,607

Total equity	78,469	62,543

Note:	The Group has initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See Note 3.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2018

	Attributable to equity shareholders of the Company
	Fair value
	Share capital	Share premium	Fair value Reserve (recycling)	Reserve (non- recycling)	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2017	9,818	14,131	209	—	2,078	17,220	43,456	11,520	54,976

Changes in equity for 2017:
Profit for the year	—	—	—	—	—	5,961	5,961	937	6,898
Other comprehensive income	—	—	66	—	1	—	67	46	113
Total comprehensive income	—	—	66	—	1	5,961	6,028	983	7,011
Appropriations to reserves	—	—	—	—	492	(492)	—	—	—
Dividends relating to 2016	—	—	—	—	—	(982)	(982)	—	(982)
Issuance of shares	270	1,051	—	—	—	—	1,321	—	1,321
Capital injection by non-controlling interests in subsidiaries	—	—	—	—	—	—	—	404	404
Dilution and change in non–controlling interests and other reserves	—	—	—	—	113	—	113	(39)	74
Distributions to non-controlling interests	—	—	—	—	—	—	—	(261)	(261)

Balance at 31 December 2017	10,088	15,182	275	—	2,684	21,707	49,936	12,607	62,543

	Attributable to equity shareholders of the Company
	Fair value
	Share capital	Share premium	Fair value Reserve (recycling)	Reserve (non- recycling)	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 31 December 2017	10,088	15,182	275	—	2,684	21,707	49,936	12,607	62,543

Impact on initial application of IFRS 15	—	—	—	—	—	526	526	53	579
Impact on initial application of IFRS 9	—	—	(240)	303	—	40	103	8	111

Adjusted balance at 1 January 2018 (Note)	10,088	15,182	35	303	2,684	22,273	50,565	12,668	63,233

Changes in equity for 2018:
Profit for the year	—	—	—	—	—	2,895	2,895	469	3,364
Other comprehensive income	—	—	22	133	(2)	—	153	102	255
Total comprehensive income	—	—	22	133	(2)	2,895	3,048	571	3,619
Appropriations to reserves	—	—	—	—	221	(221)	—	—	—
Dividends relating to 2017	—	—	—	—	—	(1,009)	(1,009)	—	(1,009)
Issuance of shares	2,179	10,470	—	—	—	—	12,649	—	12,649
Capital injection by non-controlling interests in subsidiaries	—	—	—	—	—	—	—	72	72
Changes in other reserves	—	—	—	—	4	—	4	—	4
Distributions to non-controlling interests	—	—	—	—	—	—	—	(99)	(99)

Balance at 31 December 2018	12,267	25,652	57	436	2,907	23,938	65,257	13,212	78,469

Note:	The Group has initially applied IFRS 15 and IFRS 9 at 1 January 2018. Under the transition methods chosen, comparative information is not restated. See Note 3.

Notes to the financial information prepared in accordance with IFRSs:

1	CORPORATE INFORMATION

China Southern Airlines Company Limited (the “Company”), a joint stock limited company, was incorporated in the People’s Republic of China (the “PRC”) on 25 March 1995. The address of the Company’s registered office is Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, the PRC. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company’s majority interest is owned by China Southern Air Holding Limited Company (“CSAH”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

2	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”). The consolidated financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group. Note 3 provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current accounting period reflected in these financial statements.

The consolidated financial statements for the year ended 31 December 2018 comprise the Group and the Group’s interest in associates and joint ventures.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value:

•	other equity instrument investments;

•	other non-current financial assets;

•	other financial assets; and

•	derivative financial instruments.

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

3	CHANGES IN ACCOUNTING POLICIES

The IASB has issued a number of new IFRSs and amendments to IFRSs that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s financial statements:

•	IFRS 9, Financial instruments

•	IFRS 15, Revenue from contracts with customers

•	IFRIC 22, Foreign currency transactions and advance consideration

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting year.

(i)	IFRS 9, Financial instruments

IFRS 9 replaces IAS 39, Financial instruments: recognition and measurement. It sets out the requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items.

The Group has applied IFRS 9 retrospectively to items that existed at 1 January 2018 in accordance with the transition requirements. The Group has recognised the cumulative effect of initial application as an adjustment to the opening equity at 1 January 2018. Therefore, comparative information continues to be reported under IAS 39.

The following table summarises the impact of transition to IFRS 9 on retained earnings and reserves and the related tax impact at 1 January 2018.

RMB million
Retained earnings
Transferred from fair value reserve (recycling) relating to financial assets now measured at fair value through profit or loss (FVPL)	30
Remeasurement of other investments in equity securities now measured at FVPL at 1 January 2018	23
Related tax	(5)
Effect of the above changes on non-controlling interests	(8)

Net increase in retained earnings at 1 January 2018	40

Fair value reserve (recycling)
Transferred to retained earnings relating to financial assets now measured at FVPL	(30)
Transferred to fair value reserve (non-recycling) relating to equity securities now measured at fair value through other comprehensive income (FVOCI)	(210)

Net decrease in fair value reserve (recycling) at 1 January 2018	(240)

Fair value reserve (non-recycling)
Transfer and remeasurement effect of other investments in equity securities now measured at FVOCI at 1 January 2018	334
Related tax	(31)

Net increase in fair value reserve (non-recycling) at 1 January 2018	303

Non-controlling interests
Remeasurement of other investments in equity securities now measured at FVPL in non-controlling interests at 1 January 2018	8

Further details of the nature and effect of the changes to previous accounting policies and the transition approach are set out below:

(a)	Classification of financial assets and financial liabilities

IFRS 9 categories financial assets into three principal classification categories: measured at amortised cost, at FVOCI and at FVPL. These supersede IAS 39’s categories of held-to-maturity investments, loans and receivables, available-for-sale financial assets and financial assets measured at FVPL. The classification of financial assets under IFRS 9 is based on the business model under which the financial asset is managed and its contractual cash flow characteristics. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are not separated from the host. Instead, the hybrid instrument as a whole is assessed for classification.

The following table shows the original measurement categories for each class of the Group’s financial assets under IAS 39 and reconciles the carrying amounts of those financial assets determined in accordance with IAS 39 to those determined in accordance with IFRS 9.

	IAS 39 carrying amount at 31 December 2017 RMB million	Reclassification RMB million	Remeasurement RMB million	IFRS 9 carrying amount at 1 January 2018 RMB million
Financial assets measured at FVOCI (non-recyclable)
Other equity instrument investment	—	637	124	761

Financial assets carried at FVPL
Other non-current financial assets	—	88	23	111

Financial assets classified as available-for-sale under IAS 39
Available-for-sale financial assets	622	(622)	—	—
Other investments in equity securities	103	(103)	—	—

The measurement categories for all financial liabilities remain the same, except for financial guarantee contracts. The carrying amounts for all financial liabilities (including financial guarantee contracts) at 1 January 2018 have not been impacted by the initial application of IFRS 9.

The Group had not designated or de-designated any financial asset or financial liability at FVPL at 1 January 2018.

(b)	Credit losses

IFRS 9 replaces the “incurred loss” model in IAS 39 with the “expected credit losses” (“ECL”) model. The ECL model requires an ongoing measurement of credit risk associated with a financial asset and therefore recognises ECLs earlier than under the “incurred loss” accounting model in IAS 39.

The Group applies the new ECL model to the following items:

•	financial assets measured at amortised cost (including cash and cash equivalents and trade and other receivables);

•	lease receivables; and

•	financial guarantee contracts issued.

The adoption of ECL model under IFRS 9 has no material impact on the Group.

(c)	Hedge accounting

The Group has elected to adopt the new general hedge accounting model in IFRS 9. Depending on the complexity of the hedge, this new accounting model allows a more qualitative approach to assessing hedge effectiveness compared to IAS 39 to be applied, and the assessment is always forward-looking. The adoption of IFRS 9 has not had a significant impact on the Group’s financial statements in this regard.

(d)	Transition

Changes in accounting policies resulting from the adoption of IFRS 9 have been applied retrospectively, except as described below:

•

Information relating to comparative periods has not been restated. Differences in the carrying amounts of financial assets resulting from the adoption of IFRS 9 are recognised in retained earnings and reserves as at 1 January 2018. Accordingly, the information presented for 2017 continues to be reported under IAS 39 and thus may not be comparable with the current period.

•	The following assessments have been made on the basis of the facts and circumstances that existed at 1 January 2018 (the date of initial application of IFRS 9 by the Group):

•	the determination of the business model within which a financial asset is held; and

•	the designation of certain investments in equity instruments not held for trading to be classified as at FVOCI (non-recycling).

•

If, at the date of initial application, the assessment of whether there has been a significant increase in credit risk since initial recognition would have involved undue cost or effort, a lifetime ECL has been recognised for that financial instrument.

•

All hedging relationships designated under IAS 39 at 31 December 2017 met the criteria for hedge accounting under IFRS 9 at 1 January 2018 and are therefore regarded as continuing hedging relationships. Changes to hedge accounting policies have been applied prospectively.

(ii)	IFRS 15, Revenue from contracts with customers

IFRS 15 establishes a comprehensive framework for recognising revenue and some costs from contracts with customers. IFRS 15 replaces IAS 18, Revenue, which covered revenue arising from sale of goods and rendering of services, and IAS 11, Construction contracts, which specified the accounting for construction contracts.

IFRS 15 also introduces additional qualitative and quantitative disclosure requirements which aim to enable users of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group has elected to use the cumulative effect transition method and has recognised the cumulative effect of initial application as an adjustment to the opening balance of equity at 1 January 2018. Therefore, comparative information has not been restated and continues to be reported under IAS 11 and IAS 18. As allowed by IFRS 15, the Group has applied the new requirements only to contracts that were not completed before 1 January 2018.

The following table summarises the impact of transition to IFRS 15 on total equity at 1 January 2018:

RMB million
Total equity
Earlier recognition of ticket breakage revenue	682
Change in measurement of revenue under frequent flyer award programme	89
Related income tax	(192)

Total equity	579

Representing:
Attributable to equity shareholders of the Company	526
Non-controlling interests	53

Further details of the nature and effect of the changes on previous accounting policies are set out below:

(a)	Timing of revenue recognition

Previously, revenue arising from construction contracts and provision of services was recognised over time, whereas revenue from sale of goods was generally recognised at a point in time when the risks and rewards of ownership of the goods had passed to the customers.

Under IFRS 15, revenue is recognised when the customer obtains control of the promised good or service in the contract. This may be at a single point in time or over time. IFRS 15 identifies the following three situations in which control of the promised good or service is regarded as being transferred over time:

A.	When the customer simultaneously receives and consumes the benefits provided by the entity’s performance, as the entity performs;

B.	When the entity’s performance creates or enhances an asset (for example work in progress) that the customer controls as the asset is created or enhanced;

C.	When the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

If the contract terms and the entity’s activities do not fall into any of these 3 situations, then under IFRS 15 the entity recognises revenue for the sale of that good or service at a single point in time, being when control has passed. Transfer of risks and rewards of ownership is only one of the indicators that is considered in determining when the transfer of control occurs.

The adoption of IFRS 15 does not have a significant impact on when the Group recognises revenue, except for revenue arising from ticket breakage.

Ticket breakage relates to a portion of contractual rights that the Group does not expect to be exercised. Previously, revenue arising from ticket breakage was recognised when the tickets expired. Whereas under IFRS 15, the Group recognises, in proportion to the pattern of rights exercised by the customer, the breakage amount to which the Group expects to be entitled as revenue. If the Group does not expect to be entitled to a breakage amount, the Group recognises the expected breakage amount as revenue when the likelihood of the customer exercising its remaining rights becomes remote.

As a result of this change in accounting policy, the Group has made adjustments to opening balances as at 1 January 2018 which increased retained earnings and non-controlling interests by RMB460 million and RMB52 million respectively, after an offsetting tax impact of RMB170 million. In addition, the positive impact on the Group’s revenue for the current financial year was RMB57 million.

(b)	Measurement of revenue under frequent flyer award programmes

Previously, the amount received in relation to mileage earning flights is allocated, based on fair value, between the flight and mileage awarded under the Group’s frequent flyer award programmes. The value attributed to the awarded mileage is deferred as a liability, and the remainder value is recognised as revenue in current period. Under IFRS15, the Group allocates the transaction price to flight and mileage awarded on a relative stand-alone selling price basis. Therefore, the amount allocated to mileage awarded changed as compared to the fair value of mileage awarded measured under IAS18, and in the meantime affecting the amount recognised as current period revenue and contract liabilities.

As a result of this change in accounting policy, the Group has made adjustments to opening balances as at 1 January 2018 which increased retained earnings and non-controlling interests by RMB66 million and RMB1 million respectively, after an offsetting tax impact of RMB22 million. In addition, the positive impact on the Group’s revenue for the current financial year was RMB70 million.

(c)	Presentation

(1)	Ticket Breakage Revenue

Previously, revenue arising from ticket breakage was presented separately as “Expired sales in advance of carriage” in “Other operating revenue”. As a result of the adoption of IFRS15, ticket breakage revenue of RMB698 million for the current financial year is included in the line item “Traffic revenue”.

(2)	Change Fees

Previously, change fees was included in “Other operating revenue”. As a result of the adoption of IFRS15, change fees of RMB655 million for the current financial year which is not considered distinct from the transportation component is classified as “Traffic revenue”.

(3)	Contract Liabilities

Previously, the amount received in relation to mileage awarded is deferred as a liability, within “Deferred revenue”. Under IFRS 15, a contract liability is recognised when a customer pays consideration, or is contractually required to pay consideration and the amount is already due, before the Group recognises the related revenue.

As a result of the adoption of IFRS15, the amount allocated to mileage awarded under the Group’s frequent flyer award programmes is presented as “Contract liabilities” as at 31 December 2018 and the non-current portion is recorded in “Other non-current liabilities”.

(d)	Disclosure of the estimated impact on the amounts reported in respect of the year ended 31 December 2018 as a result of the adoption of IFRS 15 on 1 January 2018

The following tables summarise the estimated impact of adoption of IFRS 15 on the Group’s consolidated financial statements for the year ended 31 December 2018, by comparing the amounts reported under IFRS 15 in these consolidated financial statements with estimates of the hypothetical amounts that would have been recognised under IAS 18 and IAS 11 if those superseded standards had continued to apply to 2018 instead of IFRS 15. These tables show only those line items impacted by the adoption of IFRS 15:

	Amounts reported in accordance with IFRS 15 (A) RMB million	Hypothetical amounts under IASs18 and 11 (B) RMB million	Difference: Estimated impact of adoption of IFRS 15 on 2018 (A)-(B) RMB million
Line items in the consolidated income statement for year ended 31 December 2018 impacted by the adoption of IFRS 15:

Traffic revenue	138,064	136,641	1,423
Other operating revenue	5,559	6,855	(1,296)
Total operating revenue	143,623	143,496	127
Profit before income tax	4,364	4,237	127
Income tax	(1,000)	(968)	(32)
Profit for the year	3,364	3,269	95
Profit attributable to equity shareholders of the Company	2,895	2,805	90
Non-controlling interests	469	464	5
Earnings per share
Basic and diluted	RMB0.27	RMB0.26	RMB0.01

Line items in the consolidated statement of comprehensive income for year ended 31 December 2018 impacted by the adoption of IFRS 15:
Total comprehensive income for the year	3,619	3,524	95
Total comprehensive income attributable to the equity shareholders of the Company	3,048	2,958	90
Non-controlling interests	571	566	5

	Amounts reported in accordance with IFRS 15 (A) RMB million	Hypothetical amounts under IASs18 and 11 (B) RMB million	Difference: Estimated impact of adoption of IFRS 15 on 2018 (A)-(B) RMB million
Line items in the consolidated statement of financial position as at 31 December 2018 impacted by the adoption of IFRS 15:

Deferred tax assets	1,566	1,570	(4)
Non-current assets	222,877	222,881	(4)

Contract liabilities	(1,693)	—	(1,693)
Sales in advance of carriage	(8,594)	(9,357)	763
Deferred revenue	—	(1,808)	1,808
Current income tax	(369)	(130)	(239)
Total current liabilities	(83,687)	(84,326)	639

Total assets less current liabilities	163,262	162,627	635

Deferred revenue	—	(2,057)	2,057
Other non-current liabilities	(2,036)	(18)	(2,018)
Total non-current liabilities	(84,793)	(84,832)	39

Reserves	(52,990)	(52,374)	(616)
Total equity attributable to equity shareholders of the Company	(65,257)	(64,641)	(616)
Non-controlling interests	(13,212)	(13,154)	(58)
Total equity	(78,469)	(77,795)	(674)

The significant differences arise as a result of the changes in accounting policies described above.

(iii)	IFRIC 22, Foreign currency transactions and advance consideration

This interpretation provides guidance on determining “the date of the transaction” for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) arising from a transaction in which an entity receives or pays advance consideration in a foreign currency.

The Interpretation clarifies that “the date of the transaction” is the date on initial recognition of the non-monetary asset or liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance of recognising the related item, the date of the transaction for each payment or receipt should be determined in this way. The adoption of IFRIC 22 does not have any material impact on the financial position and the financial result of the Group.

4	REVENUE AND SEGMENT INFORMATION

(a)	Operating revenue

	2018 RMB million	2017 RMB million (Note)
Revenue from contracts with customers within the scope of IFRS 15:
Disaggregated by service lines
Traffic revenue
–Passenger	128,038	112,791
–Cargo and mail	10,026	9,082
Commission income	2,619	2,781
Hotel and tour operation income	676	547
General aviation income	476	467
Ground services income	429	429
Expired sales in advance of carriage	—	396
Air catering income	391	335
Cargo handling income	254	241
Others	536	553

	143,445	127,622

Revenue from other sources:
Rental income	178	184

	143,623	127,806

Note:	The Group has initially applied IFRS 15 at 1 January 2018, using the cumulative effect method. Under this method, the comparative information is not restated.

(b)	Business segments

The Group has two reportable operating segments “airline transportation operations” and “other segments”, according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment revenue, profit before taxation, assets and liabilities, which arises from different accounting policies are set out in Note 4 (d).

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

The segment results of the Group for the year ended 31 December 2018 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Disaggregated by timing of revenue recognition
Point in time	2,532	1,975	(1,596)	—	2,911
Over time	139,671	3,822	(2,781)	—	140,712

Revenue from external customers	141,968	1,655	—	—	143,623
Inter-segment sales	235	4,142	(4,377)	—	—

Reportable segment revenue	142,203	5,797	(4,377)	—	143,623

Reportable segment profit before taxation	3,448	604	(60)	495	4,487

Reportable segment profit after taxation	2,567	457	(60)	492	3,456

Other segment information
Income tax	881	147	—	3	1,031
Interest income	107	18	—	—	125
Interest expense	3,054	148	—	—	3,202
Depreciation and amortisation	14,084	282	—	—	14,366
Impairment loss	12	—	—	—	12
Credit loss	2	1	—	—	3
Share of associates results	—	—	—	263	263
Share of joint ventures’ results	—	—	—	200	200
Fair value movement of derivative financial instruments	—	—	—	12	12
Non-current assets additions during the year#	37,155	406	—	—	37,561

The segment results of the Group for the year ended 31 December 2017 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
Revenue from external customers	126,077	1,412	—	—	127,489
Inter-segment sales	159	2,823	(2,982)	—	—

Reportable segment revenue	126,236	4,235	(2,982)	—	127,489

Reportable segment profit before taxation	7,708	529	—	561	8,798

Reportable segment profit after taxation	5,875	381	—	577	6,833

Other segment information
Income tax	1,833	148	—	(16)	1,965
Interest income	74	15	—	—	89
Interest expense	2,724	23	—	—	2,747
Depreciation and amortisation	13,112	201	—	—	13,313
Impairment loss	440	2	—	—	442
Share of associates’ results	—	—	—	420	420
Share of joint ventures’ results	—	—	—	99	99
Remeasurement of the originally held equity interests in a joint venture	—	—	—	88	88
Fair value movement of derivative financial instruments	—	—	—	(64)	(64)
Non-current assets additions during the year#	30,776	1,828	—	—	32, 604

The segment assets and liabilities of the Group as at 31 December 2018 and 31 December 2017 are as follows:

	Airline transportation operations RMB million	Other segments RMB million	Elimination RMB million	Unallocated* RMB million	Total RMB million
As at 31 December 2018
Reportable segment assets	234,755	6,479	(1,829)	7,250	246,655
Reportable segment liabilities	167,806	2,391	(1,769)	44	168,472

As at 31 December 2017
Reportable segment assets	208,116	5,799	(402)	4,816	218,329
Reportable segment liabilities	154,391	2,111	(402)	64	156,164

*

Unallocated assets primarily include interest in associates and joint ventures, derivative financial instruments and equity securities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from equity securities, and the fair value movement of financial instruments recognised through profit or loss.

#

The additions of non-current assets do not include interest in associates and joint ventures, available-for-sale financial assets, other investments in equity securities, other equity instrument investments, other non-current financial assets, derivative financial instruments and deferred tax assets.

(c)	Geographic information

The Group’s revenues by geographical segment are analysed based on the following criteria:

(1)

Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin from or destination to other overseas markets is classified as international revenue.

(2)

Revenue from commission income, hotel and tour operation, air catering services, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2018	2017
	RMB million	RMB million
Domestic	103,287	92,986
International	37,773	32,117
Hong Kong, Macau and Taiwan	2,563	2,386

	143,623	127,489

The major revenue earning asset of the Group is its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

For the year ended 31 December 2018, disaggregation of revenue by major products or service lines in connection with each segment of the Group is as follows:

	Airline transportation operations	Other segments	Elimination	Total
	RMB million	RMB million	RMB million	RMB million
Main operation revenue
Passenger	128,038	—	—	128,038
Cargo and mail	10,026	—	—	10,026
Others	3,095	—	—	3,095

Total	141,159	—	—	141,159

Other operation income
Hotel and tour operation income	10	965	(299)	676
Air catering income	13	1,481	(1,103)	391
Others	1,021	3,351	(2,975)	1,397

Total	1,044	5,797	(4,377)	2,464

(d)	Reconciliation of reportable segment revenue, profit before income tax, assets and liabilities to the consolidated figures in the financial information.

	2018	2017
	RMB million	RMB million
Revenue
Reportable segment revenue	143,623	127,489
Reclassification of expired sales in advance of carriage	—	396
Reclassification of sales tax	—	(65)
Adjustments arising from business combinations under common control	—	(14)

Consolidated revenue	143,623	127,806

	2018	2017
	RMB million	RMB million
Profit before income tax
Reportable segment profit before taxation	4,487	8,798
Capitalisation of exchange difference of specific loans	(124)	47
Government grants	1	21
Adjustments arising from business combinations under common control	—	8

Consolidated profit before income tax	4,364	8,874

	31 December	31 December
	2018	2017
	RMB million	RMB million
Assets
Reportable segment assets	246,655	218,329
Capitalisation of exchange difference of specific loans	72	196
Government grants	(7)	(8)
Adjustments arising from business combinations under common control	237	237
Others	(8)	(36)

Consolidated total assets	246,949	218,718

	31 December	31 December
	2018	2017
	RMB million	RMB million
Liabilities
Reportable segment liabilities	168,472	156,164
Others	8	11

Consolidated total liabilities	168,480	156,175

5	FLIGHT OPERATION EXPENSES

	2018	2017
	RMB million	RMB million
Jet fuel costs	42,922	31,895
Flight personnel payroll and welfare	11,467	10,574
Aircraft operating lease charges	8,726	8,022
Air catering expenses	3,734	3,379
Civil Aviation Development Fund	2,940	2,720
Training expenses	894	1,184
Others	5,533	5,204

	76,216	62,978

6	DEPRECIATION AND AMORTISATION

	2018	2017
	RMB million	RMB million
Depreciation
– Owned assets	8,193	8,080
– Assets acquired under finance leases	5,776	4,883
Amortisation of deferred benefits and gains	(68)	(161)
Other amortisation	407	360

	14,308	13,162

7	OTHER NET INCOME

	2018	2017
	RMB million	RMB million
Government grants	4,348	3,075
Gains on disposal of property, plant and equipment and construction in progress
– Aircraft and spare engines and relating construction in progress	584	960
– Other property, plant and equipment	18	29
Others	488	384

	5,438	4,448

8	INTEREST EXPENSE

	2018	2017
	RMB million	RMB million
Interest on borrowings	1,891	1,628
Interest relating to obligations under finance leases	2,409	2,009
Interest relating to provision for early retirement benefits	—	1

Total interest expense on financial liabilities not at fair value through profit or loss	4,300	3,638
Less: interest expense capitalised	(1,085)	(908)

	3,215	2,730
Interest rate swaps: cash flow hedge, reclassified from equity	(13)	17

	3,202	2,747

9	EXCHANGE (LOSS)/GAIN, NET

Net exchange loss of RMB1,853 million was recorded in 2018, as compared with a net exchange gain of RMB1,801 million in 2017, primarily attributable to the exchange difference arising from the translation of borrowing balances and obligations under finance leases dominated in USD resulting from the depreciation of RMB against USD.

10	INCOME TAX

	2018	2017
	RMB million	RMB million
PRC income tax
–Provision for the year	962	2,280
–Over-provision in prior year	(27)	(2)

	935	2,278

Deferred tax
Origination and reversal of temporary differences	65	(302)

Tax expense	1,000	1,976

In respect of a majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior years.

Under the Corporate Income Tax Law of the PRC, the Company and majority of its PRC subsidiaries are subject to PRC income tax at 25% (2017: 25%). Certain PRC subsidiaries of the Company are subject to preferential income tax rate at 15% either because they are qualified as Advanced and New Technology Enterprises, or according to the preferential tax policy in locations, where those subsidiaries are located.

11	DIVIDENDS

A dividend in respect of the year ended 31 December 2018 of RMB0.05 per share (inclusive of applicable tax) (2017: RMB0.10 per share (inclusive of applicable tax)), amounting to a total dividend of RMB613 million (2017: RMB1,009 million), was proposed by the directors on 29 March 2019. The dividend proposed after the end of the financial year has not been recognised as a liability at the end of the financial year.

12	EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2018 is based on the profit attributable to equity shareholders of the Company of RMB2,895 million (2017: RMB5,961 million) and the weighted average of 10,718,916,979 shares in issue during the year (2017: 9,923,585,348 shares).

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the years ended 31 December 2018 and 2017.

13	CONSTRUCTION IN PROGRESS

	31 December	31 December
	2018	2017
	RMB million	RMB million
Advance payment for acquisition of aircraft and flight equipment	31,680	27,543
Others	6,111	2,690

	37,791	30,233

14	TRADE RECEIVABLES

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	31 December	31 December
	2018	2017
	RMB million	RMB million
Within 1 month	2,325	2,067
More than 1 month but less than 3 months	492	497
More than 3 months but less than 12 months	90	112
More than 1 year	30	36

	2,937	2,712
Less: loss allowance	(36)	(37)

	2,901	2,675

15	OTHER RECEIVABLES

As at 31 December 2018, other receivables include the VAT recoverable amounting to RMB5,342 million (31 December 2017:
RMB3,684 million).

16	TRADE PAYABLES

Ageing analysis of trade payables based on transaction date is set out below:

	31 December	31 December
	2018	2017
	RMB million	RMB million
Within 1 month	406	465
More than 1 month but less than 3 months	829	533
More than 3 months but less than 6 months	476	497
More than 6 months but less than 1 year	423	443
More than 1 year	175	187

	2,309	2,125

B.	PREPARED IN ACCORDANCE WITH THE PRC GAAP

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2018

	2018	2017
	RMB million	RMB million
Revenue	143,623	127,489
Less: Operating costs	128,613	111,687
Taxes and surcharges	272	217
Selling and distribution expenses	7,086	6,967
General and administrative expenses	3,736	3,426
Research and development expenses	221	173
Finance expenses	5,108	1,121
Including: Interest expenses	3,202	2,747
Interest income	125	89
Impairment loss	12	442
Credit loss	3	—
Add: Other income	4,320	3,058
Investment income	483	625
Including: Income from investment in associates and joint ventures	463	519
Gain/(loss) on fair value movement	12	(64)
Gain from assets disposals	622	1,006

Operating profit	4,009	8,081
Add: Non-operating income	849	886
Less: Non-operating expenses	371	169

Profit before income tax	4,487	8,798
Less: Income tax	1,031	1,965

Net profit for the year	3,456	6,833

(1) Net profit classified by continuity of operations:
1. Net profit from continuing operations	3,456	6,833
2. Net profit from discontinued operations	—	—

(2) Net profit classified by ownership:
1. Shareholders of the Company	2,983	5,914
2. Non-controlling interests	473	919

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 December 2018

	31 December 2018	31 December 2017	1 January 2017
	RMB million	RMB million	RMB million
Assets
Current assets
Cash at bank and on hand	7,308	7,250	4,895
Financial assets held for trading	440	—	—
Bills receivable and accounts receivable	2,929	2,690	3,012
Prepayments	3,695	1,358	1,479
Other receivables	2,338	1,160	1,418
Inventories	1,699	1,622	1,588
Assets held for sale	224	8	—
Other current assets	5,439	3,796	1,415

Total current assets	24,072	17,884	13,807

Non-current assets
Available-for-sale financial assets	—	725	602
Long-term equity investments	5,992	4,045	4,098
Other equity instrument investments	1,080	—	—
Other non-current financial assets	103	—	—
Investment properties	499	524	440
Fixed assets	170,039	158,255	146,388
Construction in progress	37,881	30,193	28,948
Intangible assets	3,349	3,334	3,152
Aircraft lease deposits	594	642	725
Long-term deferred expenses	732	610	568
Derivative financial instruments	75	46	21
Deferred tax assets	1,574	1,698	1,721
Other non-current assets	665	373	—

Total non-current assets	222,583	200,445	186,663

Total assets	246,655	218,329	200,470

	31 December 2018	31 December 2017	1 January 2017
	RMB million	RMB million	RMB million
Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	20,739	20,626	4,195
Derivative financial instruments	44	64	—
Bills payable and accounts payable	14,071	13,432	13,425
Contract liabilities	1,693	—	—
Sales in advance of carriage	8,594	7,853	8,420
Employee benefits payable	3,214	3,366	2,858
Taxes payable	554	1,182	899
Other payables	7,221	6,269	5,597
Non-current liabilities due within one year	23,557	16,785	10,559
Other current liabilities	4,000	—	21,986

Total current liabilities	83,687	69,577	67,939

Non-current liabilities
Long-term bank borrowings	9,422	6,023	1,069
Bonds payable	6,254	14,696	17,689
Obligations under finance leases	62,666	59,583	53,527
Provision for major overhauls	2,831	2,808	2,089
Other non-current liabilities	2,036	—	—
Deferred revenue	906	2,902	2,600
Provision for early retirement benefits	2	3	6
Deferred tax liabilities	668	572	841

Total non-current liabilities	84,785	86,587	77,821

Total liabilities	168,472	156,164	145,760

	31 December 2018	31 December 2017	1 January 2017
	RMB million	RMB million	RMB million
Shareholders’ equity
Share capital	12,267	10,088	9,818
Capital reserve	25,589	15,115	13,977
Other comprehensive income	494	278	211
Surplus reserve	2,670	2,449	1,957
Retained earnings	23,983	21,664	17,224

Total equity attributable to equity shareholders of the Company	65,003	49,594	43,187
Non-controlling interests	13,180	12,571	11,523

Total equity	78,183	62,165	54,710

Total liabilities and equity	246,655	218,329	200,470

C.	RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP AND IFRSs

Difference in net profit and net assets attributable to equity shareholders of the Company under consolidated financial information in financial statements between IFRSs and PRC GAAP

	Profit attributable to equity shareholders of the Company		Net asset attributable to: equity shareholders of the Company
			31 December	31 December
	2018 RMB million	2017 RMB million	2018 RMB million	2017 RMB million
Amounts under PRC GAAP	2,983	5,914	65,003	49,594
Adjustments:
Government grants	1	21	(7)	(8)
Capitalisation of exchange difference of specific loans	(124)	47	72	196
Adjustment arising from the Company’s business combination under common control	—	8	237	237
Tax impact of the above adjustments	31	(11)	(16)	(47)
Effect of the above adjustments on non- controlling interests	4	(18)	(32)	(36)

Amounts under IFRSs	2,895	5,961	65,257	49,936

BUSINESS REVIEW

In 2018, the world economy continued growing at a moderate pace, with signs of a slowdown in development momentum. The growth trends, inflation levels and monetary policies of major economies in the world have diverged markedly. Among them, the major developed economies maintained relatively strong economic growth. Performance of the US economy exceeded market expectations; Eurozone economy kept steady growth; Japan’s economy was still in the state of expansion; the capital outflow of emerging economies intensified; and the financial market continued fluctuating.

In 2018, China faced a more complicated external environment to develop its economy, with growing uncertainties including intensified changes in international financial market, constant changes in the world’s multilateral trading system, and the trend of the Federal Reserve’s interest rate policy. Various external factors and domestic macroeconomic policy adjustments have had a profound impact on China’s economy. From the perspective of macro data, China’s investment has maintained steady growth, while consumption growth has stabilised with a slight decline. The overall foreign trade situation was better than expected. China’s private investment has maintained a relatively high growth rate. China has the world’s most promising consumer market. Its trade structure has been continuously optimised, and its economy still has a great potential for development.

The oil price soared and declined significantly, while RMB exchange rate fluctuated sharply. In light of such external environment, the Group sought progress while working to keep performance stable, and pushed forward our strategy with the joint effort of the management and all staff. During the reporting period, the Group saw a stable safety situation and continuous improvement in operation and service level. Meanwhile, the Group sped up to push forward its reform and innovation, and witnessed a stable rise in its comprehensive competitiveness. The Company was named by SKYTRAX as “The World’s Most Improved Airlines” and awarded by the China Association for Public Companies as the “Listed Companies Most Respected by Investors”, and the Board was admitted as one of the “China’s Top 50 Board of Directors” by Fortune.

1.	Safety Operation

During the reporting period, the Group carried out “specific rectification of work style and discipline, special investigation of qualification and ability, specific rectification of ground agency”. We upheld a safety concept of “working happily for safety and happiness” in our key professional teams, continued to advance the construction of SMS system and deepened the application of technologies such as QAR, striving to enhance safety management and control. During the reporting period, the Group has achieved the record of 2.773 million hours for safe flight, with an accumulated 23.435 million hours for safe flight and 13,700 hours for general aviation flights. We have maintained aviation safety for 19 years and aviation security for 24 years. During the reporting period, the Company was awarded the “2-Star Flight Safety Diamond Award” by Civil Aviation Administration of China, being the first to be awarded in China, and continued to keep the best safety record among China’s airlines.

During the reporting period, the Group promoted the integrated operation reform and its effectiveness is starting to emerge. It built an integrated operation system with centralized management and control, efficient decision-making, smooth communication and system coordination, gradually improving the management efficiency and economic benefits. The flight punctuality rate increased by 7.7 percentage points year-on-year, which is industry leading. The passenger load factor increased by 0.23 percentage points year-on-year, and the fuel consumption per ton kilometer decreased by 0.74% year-on-year.

2.	Network and Hub

During the reporting period, the Group accelerated to push forward the implementation of Guangzhou-Beijing “dual hubs” strategy. We were fully committed to building the Beijing hub, and launched Beijing-Istanbul route and other new routes, and Xiong’an Airlines was approved for set up. We have built our base at Beijing Daxing International Airport with high standards, and actively prepared for the operation and studied the relocation plan in advance.

We continued to optimize the Guangzhou hub, completed relocation to the T2 terminal of Guangzhou Baiyun Airport, launched Guangzhou-Rome and Guangzhou-Lahore routes, and increased the flight frequency of Guangzhou routes to and from Toronto, Phuket, Penang, Phu Quoc Island, Langkawi, Bali and Adelaide, with up to 56 international and regional routes. At present, the Company’s Guangzhou hub has formed its route network featured with Europe and Oceania as its core, Southeast Asia, Southern Asia and Eastern Asia as its hinterlands, and with North America, Middle East, Africa covered. In 2018, Guangzhou hub’s transfer passengers and income both increased and the hub effect was further revealed.

3.	Marketing

During the reporting period, we boosted marketing reform, piloted the establishment of regional marketing centers in North China and East China and made innovation in mechanism such as adding marketing account manager on trial basis. We upgraded the cabin layout of 31 wide-body aircraft, increased 1,046 seats, and the annual revenue increased by about RMB270 million. We continued to advance intelligent strategy, launching the first face recognition APP in civil aviation field and establishing an intelligent data sharing platform to achieve precise marketing. The platform of “China Southern e-Travel” has basically digitalized the whole process of travelling services. We promoted in-depth integration of marketing and services to launch a full-scale dynamic mileage exchange program for Pearl members and formulated new strategies for major accounts, as a way to develop group customers. Sales revenue from major accounts was RMB11.679 billion, increased by 23% year-on-year. In 2018, the “China Southern e-Travel” was visited 371 million times, a year-on-year increase of 54.58%. The website ranking, the number of monthly active APP users, and the new media index of central enterprises of the Company were in leading position among airlines in China, and its new media overseas communication ranked first among central enterprises.

During the reporting period, the Company recorded a direct sales revenue of RMB54.454 billion, with the proportion of e-services increased by 14.07 percentage points year-on-year. The Company’s Pearl members reached 39.78 million, increased by 15.24% year-on-year. Our revenue from frequent passengers amounted to RMB43.696 billion, up by 20.84% year-on-year. We consolidated freight resources and set up freight logistics companies to continuously optimize the freighter route network, improve the high-end product system, deepen our cooperation with major accounts, and increase investment in the construction of intelligent freight platform. The Group recorded a revenue generated from cargo and mail transportation of RMB10.0 billion for the year, up by 10% year-on-year, and a revenue generated from cargo aircraft of RMB5.2 billion, up by 12% year-on-year.

4.	Cooperation

During the reporting period, based on the needs of the Company’s development strategy and to better align with the new trend of cooperation model in the global aviation industry, the Company decided not to renew its SkyTeam Membership Agreement from 1 January 2019 and will complete the transition arrangements in 2019. During the transition period, the Company will work closely with SkyTeam on a cooperative process to ensure a sound transition for customers and partners. We will carry out bilateral and multilateral cooperation in a more targeted manner while deepening the cooperation with the existing partners such as Air France and KLM Royal Dutch Airlines, expand code sharing and frequent passenger cooperation with American Airlines, and launch strategic cooperation with a number of internationally renowned airlines such as British Airways, Finnair and Emirates to provide passengers with more convenient and high-quality travel options. At the same time, we continue to strengthen the coordinated development of the “China Southern group” by gradually integrating with Xiamen Airlines and Sichuan Airlines in terms of capacity layout, route cooperation, resource sharing and customer collaboration.

At present, the Company has shared codes with 31 international and domestic airlines, such as, Air France, KLM Royal Dutch Airlines, American Airlines, Qantas Airways, Finnair in 790 routes (including trunk routes and long-haul routes). This further enlarged our sales channels and flight route network. In 2018, the Company achieved a RMB2.828 billion sales revenue from code sharing.

5.	Product and Service

During the reporting period, the Company actively improved key services such as check-in, baggage, flight delay, transfer, language, catering and entertainment, and strived to improve passenger experiences. We launched smart ground service. Guangzhou hub achieved self-service and paperless convenient travel in the whole process of domestic flight covering check-in, consignment, security checking, and boarding, with non-counter check-in rate reaching 65.35%. We take the lead in providing baggage transport status display function, reducing baggage error rate by 48.6% year-on-year. We are the first among domestic airlines to launch all-channel self-service refund and rescheduling function channels for passengers’ tickets, offering 100% seats for selection. We established a marketing and service coordination mechanism for ticket rescheduling due to large-scale flight delay, making it more convenient for passengers. We have further improved the quality of transfer services. The rate of successful transfer of passengers in Guangzhou hub was 98.2%, up by 0.7 percentage point year-on-year. We have enhanced our multilingual service capabilities to serve passengers in nine languages. We have increased the varieties of meals on board and enlarged the range of meal booking for passengers. Following the development trend of the Internet, we continued to promote cabin interconnection and Local Area Network (LAN) service. During the reporting period, the Company was named by SKYTRAX as “The World’s Most Improved Airlines” in 2018.

Upholding the core service concept of “Sincerity First, Customer First”, Xiamen Airlines has comprehensively upgraded its membership system of frequent passengers, and published the first black diamond member card among China civil aviation carriers, which provides distinguished Egret members with more considerate service.

6.	Corporate Governance and Social Responsibility

During the reporting period, we have continued to build and improve the corporate governance system with the formulation of rules of procedure for the Standing Committee of the Board of Directors and the establishment of a full-time director and full-time supervisor system for investment companies, as a way to operate the Company in a more standardized and efficient manner. We take pull use of the function of independent directors to improve the decision-making quality and efficiency of the Board. The Board was admitted as one of the “China’s Top 50 Board of Directors” by Fortune.

We released the Sunshine CSA Convention to cultivate a corporate culture of being politically and socially responsible, including the fulfillment of major tasks, poverty alleviation, energy conservation and emission reduction. The good image of “Sunshine CSA” and “responsible central enterprise” was strongly demonstrated. We have upheld the working mode of “led by aviation, driven by industry, underpinned by education, assisted with care and alleviated with sunshine” in mind. By capitalising our own strengths, we made continuous efforts to reduce poverty through industrial development, job-creation and education. We have implemented a green development strategy, actively responded to the change of global climate, and were deeply involved in the international aviation emission control process, and constantly turned new pages in the content of new situation of green development.

7.	Reform and Development

During the reporting period, we deepened the integrated operation reform, strengthened the leadership in operational management and organization, and established an operational decision-making system featuring efficient operation, clear responsibility, and scientific decision-making. We further unified flight resources management covering aircraft, human resources, technology management, operational standards, and flight training. We promoted the reform of regional management of marketing system, achieving centralized and unified management of aviation capacity and flights. With concentrated core resource, powerful coordinated command, timely dynamic response, and efficient resource allocation, the Company has gradually developed a new group management and control system with the headquarters focusing on the management of the entire group, branch office on daily operation and other units on construction.

We initiated the reform of employment compensation system to further motivate all employees. We consolidated freight resources and established freight logistics companies to explore industrial development paths. We made continued efforts to promote standardised management, and carried out activities centered on “Manual Implementation Year” to encourage all leaders and staff to follow the manual. We accomplished an equity financing project, achieving an fund raising of RMB12.7 billion. We continued to optimize our debt structure. During the reporting period, the Company’s US dollar interest-bearing debt ratio decreased from 34.31% to 26.6%, which reduced the Company’s exchange rate fluctuation risk and laid a solid foundation for the Company to develop into a world-class aviation transportation group.

8.	Operating Results

During the reporting period, passengers transported by the Group reached approximately 140 million, representing a year on year growth of 10.80%. The passenger load factor reached 82.44%, representing a year on year growth of 0.23 percentage point. We achieved an operating revenue of RMB143,623 million. Our operating expenses reached RMB140,242 million. The Group recorded a total profit before income tax of RMB4,364 million. As of the end of the reporting period, the Group’s asset to liability ratio decreased by 3.18 percentage points on a year on year basis to 68.22%.

The Board would like to extend its sincere gratitude to the shareholders, management and all the employees of the Company, and recommend the distribution of a cash dividend of RMB0.05 (inclusive of applicable tax) per share for the year ended 31 December 2018, totaling approximately RMB613 million based on the Company’s 12,267,172,286 issued shares. A resolution for the profit distribution will be submitted for deliberation at the 2018 Annual General Meeting of the Company.

OPERATING DATA SUMMARY

The following table sets forth operating data by geographic regions:

	For the year ended 31 December		Increase/ (decrease)
	2018	2017	%
Traffic:
Revenue passenger kilometers (RPK) (million)
Domestic	178,972.96	160,427.72	11.56
Hong Kong, Macau and Taiwan	3,304.83	2,934.65	12.61
International	76,916.01	67,334.50	14.23

Total:	259,193.80	230,696.87	12.35

Revenue tonne kilometers (RTK) (million)
Domestic	17,437.56	15,833.96	10.13
Hong Kong, Macau and Taiwan	315.39	282.52	11.63
International	12,580.72	11,204.15	12.29

Total:	30,333.67	27,320.63	11.03

	For the year ended 31 December		Increase/ (decrease)
	2018	2017	%
RTK – Passenger (million)
Domestic	15,764.81	14,143.67	11.46
Hong Kong, Macau and Taiwan	290.36	257.77	12.64
International	6,745.45	5,910.35	14.13

Total:	22,800.62	20,311.80	12.25

RTK – Cargo and mail (million)
Domestic	1,672.75	1,690.29	(1.04)
Hong Kong, Macau and Taiwan	25.03	24.75	1.15
International	5,835.27	5,293.80	10.23

Total:	7,533.05	7,008.83	7.4

Passengers carried (thousand):
Domestic	119,494.01	108,616.65	10.01
Hong Kong, Macau and Taiwan	2,527.08	2,329.80	8.47
International	17,863.96	15,352.29	16.36

Total:	139,885.04	126,298.75	10.76

Cargo and mail carried (thousand tonnes)
Domestic	1,043.91	1,048.18	(0.41)
Hong Kong, Macau and Taiwan	21.85	22.01	(0.71)
International	666.52	601.97	10.72

Total:	1,732.28	1,672.16	3.60

Capacity:
Available seat kilometres (ASKs) (million):
Domestic	216,160.94	194,354.34	11.22
Hong Kong, Macau and Taiwan	4,383.59	3,843.89	14.04
International	93,876.41	82,447.49	13.86

Total:	314,420.95	280,645.72	12.03

	For the year ended 31 December		Increase/ (decrease)
	2018	2017	%
Available tonne kilometres (ATKs) (million):
Domestic	24,549.52	22,168.17	10.74
Hong Kong, Macau and Taiwan	503.53	446.80	12.70
International	17,674.93	15,717.21	12.46

Total:	42,727.99	38,332.18	11.47

Available tonne kilometres (ATKs) – Passenger Traffic (million)
Domestic	19,454.49	17,491.89	11.22
Hong Kong, Macau and Taiwan	394.52	345.95	14.04
International	8,448.88	7,420.27	13.86

Total:	28,297.89	25,258.11	12.03

Available tonne kilometres (ATKs) – Cargo and mail (million)
Domestic	5,095.03	4,676.28	8.95
Hong Kong, Macau and Taiwan	109.01	100.85	8.09
International	9,226.06	8,296.93	11.20

Total:	14,430.10	13,074.07	10.37

Load factor			Increase/ (decrease) percentage points
Passenger load factor (RPK/ASK) (%):
Domestic	82.80	82.54	0.25
Hong Kong, Macau and Taiwan	75.39	76.35	(0.96)
International	81.93	81.67	0.26

Overall:	82.44	82.20	0.23

	For the year ended 31 December		Increase/ (decrease) percentage
	2018	2017	points
Total load factor (RTK/ATK)(%):
Domestic	71.03	71.43	(0.40)
Hong Kong, Macau and Taiwan	62.63	63.23	(0.60)
International	71.18	71.29	(0.11)

Overall:	70.99	71.27	(0.28)

Yield			Increase/ (decrease) %
Yield per RPK (RMB):
Domestic	0.54	0.53	1.89
Hong Kong, Macau and Taiwan	0.74	0.78	(5.13)
International	0.39	0.37	5.41

Overall:	0.49	0.49	—

Yield per RFTK (RMB):
Domestic	1.17	1.17	—
Hong Kong, Macau and Taiwan	4.67	4.23	10.40
International	1.36	1.32	3.03

Overall:	1.33	1.30	2.31

Yield per RTK (RMB):
Domestic	5.60	5.52	1.45
Hong Kong, Macau and Taiwan	8.13	8.45	(3.79)
International	3.00	2.87	4.53

Overall:	4.55	4.46	2.02

Cost
Operating cost per ATK (RMB)	3.28	3.21	2.18

Flight Volume
Kilometers flown (million)	1,762.92	1,623.01	8.62

	For the year ended 31 December		Increase/ (decrease)
	2018	2017	%
Hours flown (thousand)
Domestic	2,107.10	1,964.04	7.28
Hong Kong, Macau and Taiwan	41.13	36.60	12.35
International	624.35	565.87	10.33

Total:	2,772.58	2,566.51	8.03

Number of flights (thousand)
Domestic	923.67	878.58	5.13
Hong Kong, Macau and Taiwan	19.44	18.03	7.82
International	126.32	113.85	10.95

Total:	1,069.43	1,010.46	5.84

Note:	Discrepancies between the column sum and the total sum are due to rounding of numbers.

MANAGEMENT DISCUSSION AND ANALYSIS

I.	FINANCIAL PERFORMANCE

Part of the financial information presented in this section is derived from the Group’s audited consolidated financial statements that have been prepared in accordance with IFRSs.

The profit attributable to equity shareholders of the Company recorded in 2018 was RMB2,895 million as compared to the profit attributable to equity shareholders of the Company of RMB5,961 million in 2017. The Group’s operating revenue increased by RMB15,817 million or 12.38% from RMB127,806 million in 2017 to RMB143,623 million in 2018. Passenger load factor increased by 0.23 percentage point from 82.20% in 2017 to 82.44% in 2018. Passenger yield (in passenger revenue per RPK) was RMB0.49 in 2017 and 2018. Average yield (in traffic revenue per RTK) increased by 2.02% from RMB4.46 in 2017 to RMB4.55 in 2018. Operating expenses increased by RMB17,144 million or 13.93% from RMB123,098 million in 2017 to RMB140,242 million in 2018. As a result of increase of operating revenue netted off by the increase of operating expenses, operating profit of RMB8,819 million was recorded in 2018 as compared to operating profit of RMB9,156 million in 2017, decreased by RMB337 million.

II.	OPERATING REVENUE

	2018		2017
	Operating revenue	Percentage	Operating revenue	Percentage	Changes in revenue
	RMB Million	%	RMB Million	%	%
Traffic revenue	138,064	96.13	121,873	95.36	13.29
Including: Passenger revenue	128,038		112,791		13.52
– Domestic	95,773		85,392		12.16
– Hong Kong, Macau and Taiwan	2,446		2,281		7.23
– International	29,819		25,118		18.72
Cargo and mail revenue	10,026		9,082		10.39
Other operating revenue	5,559	3.87	5,933	4.64	(6.30)
Mainly including:
Commission income	2,619		2,781		(5.83)
Ground services income	429		429		—
Expired sales in advance of carriage	—		396		(100.00)
General aviation income	476		467		1.93
Hotel and tour operation income	676		547		23.58

Total operating revenue	143,623	100.00	127,806	100.00	12.38

Less: fuel surcharge income	(7,454)		(5,355)		39.20

Total operating revenue excluding fuel surcharge	136,169		122,451		11.20

Substantially all of the Group’s operating revenue is attributable to airlines transport operations. Traffic revenues accounted for 95.36% and 96.13% of the total operating revenue in 2017 and 2018, respectively. Passenger revenue and cargo and mail revenues accounted for 92.74% and 7.26%, respectively of the total traffic revenue in 2018. During the reporting period, the Group’s total traffic revenue was RMB138,064 million, representing an increase of RMB16,191 million or 13.29% from prior year, mainly due to the increase in transport capacity and traffic volume. The other operating revenue is mainly derived from commission income, hotel and tour operation income, general aviation income and ground services income.

The increase in operating revenue was primarily due to 13.52% increase in passenger revenue from RMB112,791 million in 2017 to RMB128,038 million in 2018. The total number of passengers carried increased by 10.76% to 139.89 million passengers in 2018. RPKs increased by 12.35% from 230,697 million in 2017 to 259,194 million in 2018, primarily as a result of the increase in number of passengers carried.

Domestic passenger revenue, which accounted for 74.80% of the total passenger revenue in 2018, increased by 12.16% from RMB85,392 million in 2017 to RMB95,773 million in 2018. Domestic passenger traffic in RPKs increased by 11.56%, while passenger capacity in ASKs increased by 11.22%, resulting in an increase in passenger load factor by 0.25 percentage points from 82.54% in 2017 to 82.80% in 2018. Domestic passenger yield per RPK increased by 1.89% from RMB0.53 in 2017 to RMB0.54 in 2018.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 1.91% of total passenger revenue, increased by 7.23% from RMB2,281 million in 2017 to RMB2,446 million in 2018. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 12.61%, while passenger capacity in ASKs increased by 14.04%, resulting in a decrease in passenger load factor by 0.96 percentage points from 76.35% in 2017 to 75.39% in 2018. Passenger yield per RPK decreased from RMB0.78 in 2017 to RMB0.74 in 2018.

International passenger revenue, which accounted for 23.29% of total passenger revenue, increased by 18.72% from RMB25,118 million in 2017 to RMB29,819 million in 2018. For international flights, passenger traffic in RPKs increased by 14.23%, while passenger capacity in ASKs increased by 13.86%, resulting in a 0.26 percentage points increase in passenger load factor from 81.67% in 2017 to 81.93% in 2018. Passenger yield per RPK increased from RMB0.37 in 2017 to RMB0.39 in 2018.

Cargo and mail revenue, which accounted for 7.26% of the Group’s total traffic revenue and 6.98% of total operating revenue, increased by 10.39% from RMB9,082 million in 2017 to RMB10,026 million in 2018. The increase was mainly attributable to the increase in cargo and mail carried.

Other operating revenue decreased by 6.30% from RMB5,933 million in 2017 to RMB5,559 million in 2018. The decrease was primarily due to the reclassification of expired sales in advance of carriage and change fees, from other operating revenue in year 2017 to traffic revenue in year 2018, as a result of the adoption of IFRS 15 in year 2018.

III.	OPERATING EXPENSES

Total operating expenses in 2018 amounted to RMB140,242 million, representing an increase of 13.93% or RMB17,144 million over 2017, primarily due to the increase in flight operation expenses and aircraft and transportation service expenses, as a result of the increase in traffic volume. Total operating expenses as a percentage of total operating revenue increased from 96.32% in 2017 to 97.65% in 2018.

Operating expenses	2018		2017
	RMB million	Percentage (%)	RMB million	Percentage (%)
Flight operation expenses	76,216	54.35	62,978	51.16
Mainly including:
Jet fuel costs	42,922		31,895
Aircraft operating lease charges	8,726		8,022
Flight personnel payroll and welfare	11,467		10,574
Maintenance expenses	12,704	9.06	11,877	9.65
Aircraft and transportation service expenses	24,379	17.38	22,935	18.63
Promotion and selling expenses	7,036	5.02	6,881	5.59
General and administrative expenses	3,770	2.69	3,391	2.75
Depreciation and amortisation	14,308	10.20	13,162	10.69
Impairment on property, plant and equipment	—	—	324	0.26
Others	1,829	1.30	1,550	1.27

Total operating expenses	140,242	100.00	123,098	100.00

Flight operation expenses, which accounted for 54.35% of total operating expenses, increased by 21.02% from RMB62,978 million in 2017 to RMB76,216 million in 2018, primarily due to the drastic increase in jet fuel costs. Jet fuel costs, which accounted for 56.32% of flight operation expenses, increased by 34.57% from RMB31,895 million in 2017 to RMB42,922 million in 2018.

Maintenance expenses, which accounted for 9.06% of total operating expenses, increased by 6.96% from RMB11,877 million in 2017 to RMB12,704 million in 2018. The increase was mainly due to fleet expansion of the Company.

Aircraft and transportation service expenses, which accounted for 17.38% of total operating expenses, increased by 6.30% from RMB22,935 million in 2017 to RMB24,379 million in 2018. The increase was primarily due to a 7.78% increase in landing and navigation fees and ground service fees from RMB15,540 million in 2017 to RMB16,749 million in 2018, which resulted from the increase in the numbers of flights.

Promotion and selling expenses, which accounted for 5.02% of total operating expenses, increased by 2.25% from RMB6,881 million in 2017 to RMB7,036 million in 2018, as a result of the increase in ticket office expenses.

General and administrative expenses, which accounted for 2.69% of the total operating expenses, increased by 11.18% from RMB3,391 million in 2017 to RMB3,770 million in 2018, mainly due to the increase in general corporate expenses.

Depreciation and amortisation, which accounted for 10.20% of the total operating expenses, increased by 8.71% from RMB13,162 million in 2017 to RMB14,308 million in 2018, mainly due to the expansion of aircraft fleet of the Company.

IV.	OPERATING PROFIT

Operating profit of RMB8,819 million was recorded in 2018 (2017: RMB9,156 million). The decrease in operating profit was mainly due to the increase in operating revenue by RMB15,817 million or 12.38%, as a result of the increase in transport capacity and traffic volume; and the increase in operating expenses by RMB17,144 million or 13.93%, due to the increase in jet fuel costs and traffic volume.

V.	OTHER NET INCOME

Other net income increased by RMB990 million from RMB4,448 million in 2017 to RMB5,438 million in 2018, mainly due to the increase in government grants.

VI.	INCOME TAX

Income tax expense of RMB1,000 million was recorded in 2018, decreased by RMB976 million compared to 2017, which is in line with the decrease of profit before income tax in the reporting period.

VII.	LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2018, the Group’s current liabilities exceeded its current assets by RMB59,615 million. For the year ended 31 December 2018, the Group recorded a net cash inflow from operating activities of RMB15,388 million, a net cash outflow from investing activities of RMB20,517 million and a net cash inflow from financing activities of RMB5,220 million, which in total resulted in a net increase in cash and cash equivalents of RMB91 million.

	2018	2017
	RMB million	RMB million
Net cash generated from operating activities	15,388	17,732
Net cash used in investing activities	(20,517)	(8,236)
Net cash generated from/(used in) financing activities	5,220	(6,796)
Exchange gain/(loss) on cash and cash equivalents	11	(26)

Net increase in cash and cash equivalents	102	2,674

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 31 December 2018, the Group had banking facilities with several banks and financial institutions for providing bank financing up to approximately RMB243,910 million (31 December 2017: RMB181,922 million), of which approximately RMB193,871 million (31 December 2017: RMB142,239 million) was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The analysis of the Group’s borrowings and obligations under finance leases are as follows:

Composition of borrowings and obligations under finance leases

	2018 RMB million	2017 RMB million	Change %
Total borrowings and obligations under finance leases	126,638	116,211	8.97

Fixed rate borrowings and obligations under finance leases	33,692	26,805	25.69
Floating rate borrowings and obligations under finance leases	92,946	89,406	3.96

Analysis of borrowings and obligations under finance leases by currency

	2018 RMB million	2017 RMB million
USD	33,677	39,875
RMB	87,333	70,201
Others	5,628	6,135

Total	126,638	116,211

Maturity analysis of borrowings and obligations under finance leases

	2018 RMB million	2017 RMB million
Within 1 year	48,296	35,909
After 1 year but within 2 years	17,329	17,271
After 2 years but within 5 years	38,289	36,942
After 5 years	22,724	26,089

Total borrowings	126,638	116,211

Interest expense and exchange (loss)/gain, net

Interest expense increased by RMB455 million from RMB2,747 million in 2017 to RMB3,202 million in 2018, mainly due to the increase in the interest rate and the weighted average balance of obligations under finance leases during the year.

Net exchange loss of RMB1,853 million was recorded in 2018, as compared with a net exchange gain of RMB1,801 million in 2017, primarily attributable to the exchange difference arising from the borrowing balances and obligations under finance leases dominated in USD, which resulted from the appreciation of USD against RMB.

The Group’s capital structure at the end of the year is as follows:

	31 December	31 December
	2018	2017	Change
Total liabilities (RMB million)	168,480	156,175	7.88%
Total assets (RMB million)	246,949	218,718	12.91%
Debt ratio	68.22%	71.40%	Decrease by 3.18 percentage points

The Group monitors capital on the basis of debt ratio, which is calculated as total liabilities divided by total assets.

VIII.	MAJOR CHARGE ON ASSETS

As at 31 December 2018, certain aircraft of the Group with an aggregate carrying value of approximately RMB89,170 million (31 December 2017: RMB83,687 million) was mortgaged under certain loans or certain lease agreements.

IX.	COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2018, the Group had capital commitments (excluding investment commitment) of approximately RMB103,485 million (31 December 2017: RMB108,856 million). Of such amounts, RMB82,199 million related to the acquisition of aircraft and related flight equipment and RMB21,286 million for other projects of our Group.

The Group had investment commitments as follows:

	31 December	31 December
	2018	2017
	RMB million	RMB million
Authorised and contracted for
Capital contributions for acquisition of interests in an associate	14	—
Share of capital commitments of a joint venture	26	18

	40	18

Authorised but not contracted for
Share of capital commitments of a joint venture	21	22

	61	40

Contingent Liabilities

(a)

The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the certain properties and buildings.

(b)

The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress. On 7 February 2018, CSAH issued a letter of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lack of adequate documentation of the certain properties and buildings, without recourse to the Group.

(c)

The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2017: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2018, total personal bank loans of RMB318 million (31 December 2017: RMB361 million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB1 million (2017: RMB5 million) to the banks due to the default of payments of certain pilot trainees.

(d)

During the year, the Group was aware that the Group, together with certain third party companies, were claimed as defendants in an alleged dispute over a loan contract between a local commercial bank and a third party company (“the Defendant”). The amount of the action was around RMB98 million. As of the date of this announcement, the claim was passed to Tianjin High People’s Court for further hearing process. The claim relates to a suspected use of forgery company stamps of the Group by the Defendant, and the Group has already reported to the local Public Security Bureau for investigations. The management consider that given the preliminary status of the claim, the Group cannot reasonably predict the result and potential financial impact of this pending claim, if any. Therefore, no provision has been made against this pending claim.

SUBSEQUENT EVENTS

On 29 March 2019, the Board of the Company proposed a final dividend of RMB0.05 per share (inclusive of applicable tax), amounting to a total dividend of RMB613 million. The dividend payment proposal is subject to shareholders’ approval at the general meeting. The dividend proposed after the end of the financial year has not been recognised as a liability at the end of the financial year.

CHANGE IN SHARE CAPITAL STRUCTURE

Unit: Share

				Increase/
				(decrease)
		31 December 2017		in 2018	31 December 2018
		Number	Percentage	Number	Number	Percentage
		of Shares	(%)	of Shares	of Shares	(%)
I.	Shares subject to restrictions on sales
1.	RMB ordinary shares	0	0	1,578,073,089	1,578,073,089	12.86
2	Foreign listed shares	0	0	600,925,925	600,925,925	4.90
	Total	0	0	2,178,999,014	2,178,999,014	17.76
II.	Shares not subject to restrictions on sales
1.	RMB ordinary shares	7,022,650,000	69.61	0	7,022,650,000	57.25
2.	Foreign listed shares	3,065,523,272	30.39	0	3,065,523,272	24.99
	Total	10,088,173,272	100	0	10,088,173,273	82.24
III.	Total number of shares	10,088,173,272	100	2,178,999,014	12,267,172,286	100

During the reporting period, the Company published the “Announcement in relation to the completion of issuance of H shares by the Company to Nan Lung Holding Limited” on 11 September 2018. The Company completed the issuance of 600,925,925 H shares to Nan Lung Holding Limited according to the subscription agreement, at the issue price of HKD6.034 per share. Please refer to the related announcements of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 12 September 2018 for details.

On 27 September 2018, the Company published the “Announcement on results of non-public issuance of A shares by the Company and change in shareholdings”. The Company, according to the issuance proposal, issued by way of non-public issuance, 1,578,073,089 domestically listed RMB ordinary shares (A shares), at the issue price of RMB6.02 per share, to a total of seven investors, including CSAH, China National Aviation Fuel Group Corporation, Spring Airline Co., Ltd., Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP), China Structural Reform Fund Co., Ltd., Hotland Innovation Asset Management Co., Ltd. and China Life Asset Management Company Limited, with a total proceeds of RMB9,499,999,995.78. Please refer to the related announcements of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 28 September 2018 for details.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares during the year ended 31 December 2018.

PRE-EMPTIVE RIGHTS

None of the articles of association of the Company provides for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings when there is issuance of shares.

AUDIT AND RISK MANAGEMENT COMMITTEE

The audit and risk management committee of the Company has reviewed the audited consolidated financial statements of the Group for the year ended 31 December 2018.

COMPLIANCE WITH THE MODEL CODE

Having made specific enquiries with each of the Directors, the Directors have for the year ended 31 December 2018 complied with the Model Code (the “Model Code”) for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

In the opinion of the Board, the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules for the year ended 31 December 2018.

DIVIDENDS

The Board recommends the payment of a final cash dividend of RMB0.05 (inclusive of applicable tax) per share for the year ended 31 December 2018, totaling approximately RMB613 million based on the Company’s 12,267,172,286 issued shares. A resolution for the dividend payment will be submitted for consideration at the 2018 annual general meeting of the Company. The dividend will be payable in RMB to shareholders of A share, and in HKD to shareholders of H share. The dividend payment proposal is subject to shareholders’ approval at the 2018 annual general meeting, and if approved, the final dividend is expected to be paid to the shareholders on or before Saturday, 31 August 2019.

2019 OUTLOOK

Looking forward to 2019, the global situation is more complicated and unstable, with uncertainties on the rise. The recovery process is difficult and tortuous. The International Monetary Fund (IMF) and the Organisation for Economic Co-operation and Development (OECD) generally expect that the global economic growth rate in 2019 will be 0.2 to 0.3 percentage point lower than that in 2018. With the profound changes in the external environment, China faces more challenges and growing downward pressure on economy. China’s economy is expected to perform within an appropriate range and is shifting from a high-speed growth to a high-quality development.

The International Air Transport Association (IATA) predicts that the global airlines will transport 4.59 billion passenger and 65.9 million tons of cargo, up 6% and 3.7% year-on-year respectively in 2019, lower than the growth rate of 6.5% and 4.1% in 2018. Asia Pacific region will be a major force to drive global passenger aviation demand, with China as the biggest market. Civil Aviation Administration of China predicts that the transport turnover, passenger volume and cargo volume of China’s civil aviation market will increase by 11.8%, 11% and 5.7%, respectively, to 136 billion ton-kilometers, 680 million and 7.93 million tons.

At the same time, however, we also face uncertainties in the Company’s operation due to factors such as divergence of the world economy, financial market turmoil, frequent trade frictions, fluctuations in commodity prices, and rising non-economic factors. In the face of risks and challenges, the Group must remain committed to the underlying principle of making progress while ensuring stability, maintaining strategic concentration, optimizing and enhancing the strategic framework, focusing on quality development, striving for better business performance, and moving forward with aim to build an world-class airlines.

1.	Put safety first and continue to lay a solid foundation for security.

We must set up safety red lines awareness and bottom-line thinking, take safety as the Company’s top priority. We must strengthen the accountability of safety management personnel, and make sure the safety responsibility at each level. We shall enhance qualifications of professional teams, and strictly improve the quality of training; continue to advance discipline practice and push for the big data management of core human resources such as pilots to eliminate regulatory dead angle and blind spots; make continuous efforts to strengthen risk prevention and control, continuously improve safety through various technical means, and intensify safety risk prevention and judgment in respect of new airports, new aircraft types, new route navigation, and continue to improve contingency plan for emergency. In 2019, the Group will ensure its continuation in aviation safety as in past years.

2.	Deepen the development of integrated operation and continue to raise operational efficiency.

We must continue to implement comprehensive fleet management and unified scheduling of flight resources, and advance centralized operation reform to ensure that the integrated operation delivers practical results. We must implement industry-specific benchmarking for flight punctuality rate, enhance internal and external coordination, and continue to improve on-time performance. It is necessary to launch a new generation of flight information system, build a reliable big data platform, and strengthen aircraft maintenance to guarantee reliable aviation capacity for the normal operation of flights. We will rebuild a precise accounting system and improve the value management report for sound financial support.

3.	Push forward the implementation of the dual-hub strategy and comprehensively rationalize our fleet.

We will continue to increase investment in the Guangzhou hub and build a high-quality Beijing hub to accelerate the implementation of the dual-hub strategy, giving full play of their synergies. We must build the base at Beijing Daxing Airport with high standards, strive for resources from all parties to smoothen the transitional stage of Beijing Daxing Airport, and ensure a high-quality start. To seize strategic opportunities, we must focus on the planning of Guangdong-Hong Kong-Macao Greater Bay Area, and optimize the route network by launching new routes and flights and adjusting existing ones to develop the “Canton Route” and further enhance the aviation capacity concentration and operation ability of the Guangzhou hub. We must fully rationalize our fleet, and optimize the Company’s fleet from the aspects of aircraft purchase strategy, introduction method and pattern, and aircraft structure to build a solid performance foundation for the Company’s operation.

4.	Adhere to sincere service, and build a world-class brand image.

We will continue to improve our air and ground services by benchmarking the world class performance, and continuously improve passenger satisfaction. We will promote “paperless” travel service in the whole process throughout the Company, and display baggage conveying status at more sites. We will purchase more on-board entertainment programs, enhance the standard of on-board supplies and meals, and continue to improve LAN coverage. We should speed up the process of offering international services, promote overseas language center, optimize and upgrade overseas official website, and fully implement the standard of boutique routes on international long-haul services.

5.	Accelerate the improvement of quality and efficiency, and enhance the profitability of the Company.

We must emphasize input and output, strengthen the centralized tariff control, lay a solid foundation for domestic profitability, ensure that superior resources are invested in core hubs, key markets and golden routes, actively explore new business models such as capacity purchases, and continue to increase market share. We should steadily develop the long-haul international market, strive to improve international quality, strengthen the match of routes and models, increase the sales of international products in the international and domestic markets, and reinforce cooperation in important international markets. We will continue to enhance precise marketing, broaden revenue sources, and improve revenue from major accounts and frequent passengers. Besides, we will explore the potential of freight logistics, optimize the layout of freighter network, and focus on key marketing projects.

6.	Intensify financial management and continuously improve the assessment system.

We must expand the channels for fund raising, make full use of the internal and external capital market, and strengthen the risk management and control in terms of exchange rates, interest rates, and oil prices. We should establish a comprehensive assessment system, and promote “simulation profit” assessment to effectively enhance the pro-activeness and enthusiasm of value management. We will strengthen the integration of operation and finance, enhance cost control, implement the linkage mechanism of income and cost, continue to promote comprehensive budget management, standardize unified procurement standards, improve procurement bargaining capacity, and coordinate management and control of inventory resources.

7.	Continue to promote standardized, integrated, intelligent and international development, and consolidate the Company’s core competitive advantages.

We must continue to play the role of the manual and improve the standardization level. We should make constant efforts to advance the “China Southern e-Travel” platform, optimize flight dynamics, seat selection and check-in, refund and rescheduling, meal booking and green flight services, and pursue the set up for “digital cabin” and “de-counter”. It is necessary to classify and formulate different international market competition strategies, comprehensively expand pragmatic bilateral cooperation with major international and domestic partners, accelerate the establishment of new international cooperation relations, and deepen the supporting role of international cooperation in production and operation. We will expand the cooperation between the Company and Xiamen Airlines and Sichuan Airlines in terms of ground service and aircraft maintenance, deepen the cooperation in through transit, ticket changing and code sharing, and enhance the integration effect of the “China Southern Group”.

8.	Lay a solid foundation for development and continuously enhance the Company’s development momentum.

We must comprehensively strengthen party building and provide strong political guarantee for the Company’s development; improve management by benchmarking leading enterprises in the industry, and accelerate the establishment of a management and control mechanism that is compatible with the development of enterprises. We must continue to improve the internal control system and the level of internal control informationization; and enhance talent pool construction, comprehensively carry out the “100-person plan” for professional talents, and continue to develop talents with international vision. Effective mechanism shall be established to optimize person-post matching and improve labor efficiency. We should enhance the supporting role of information technology (“IT”), formulate integrated IT development plans, and steadily push forward the construction of big data, cloud platform, and business platform.

PUBLICATION OF ANNUAL REPORT ON THE WEBSITES OF THE STOCK EXCHANGE AND THE COMPANY

The 2018 annual report of the Company, which contains consolidated financial statements for the year ended 31 December 2018, with an unmodified auditor’s report, and all other information required under Appendix 16 to the Listing Rules will be despatched to shareholders of the Company and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.csair.com) in due course.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

29 March 2019

As at the date of this announcement, the Directors include Wang Chang Shun and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.